Exhibit 99.8

1

FORM 51-102F3

Material Change Report

1.	Name and Address of Company:

Austpro Energy Corporation (the "Company" or "Austpro")

1600 - 609 Granville Street, Vancouver, BC V7Y 1C3

2.	Date of Material Change(s):

October 29, 2020

3.	News Release:

A news release relating to the material change described herein was released via the facilities of Accesswire on October 29, 2020.

4.	Summary of Material Change(s):

Austpro announced that it completed the closing of its previously announced non-brokered private placement of 1,100,000 units at a price of $0.12 per unit, for gross proceeds of $132,000.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

Austpro announced that it closed the non-brokered private placement (the "Placement") previously announced on October 19, 2020, for proceeds of $132,000.

This Placement consisted of 1,100,000 units (the "Units") of the Company at a price of $0.12 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021. The securities have a hold period expiring on March 2, 2021.

The proceeds of the Placement will be used by the Company for working capital purposes. The Company is actively investigating new business opportunities, with a view to graduating back to the main board of the TSX Venture Exchange.

Related Party Participation in the Placement

The Emprise Special Opportunities Fund (2017) Limited Partnership (the "Emprise LP2017"), an insider of the Company, was the sole subscriber to the Placement. As an insider of the Company participated in this Placement, it is deemed to be a "related party transaction" as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").

Neither the Company, nor to the knowledge of the Company after reasonable inquiry, a related party, has knowledge of any material information concerning the Company or its securities that has not been generally disclosed.

The Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 (pursuant to subsections 5.5(a) and 5.7(1)(a) in respect of such insider participation, based on a determination that the fair market value of the participation in the Placement by insiders did not exceed 25% of the market capitalization of the Company, as determined in accordance with MI 61- 101.

The Company did not file a material change report more than 21 days before the expected closing of the Offering because the details of the participation therein by related parties of the Company were not settled until shortly prior to closing of the Offering and the Company wished to close on an expedited basis for business reasons.

Early Warning Report

As a result of the Placement, Emprise LP2017 has ownership and direction or control over 9,100,000 common shares of the Company, representing 61.3% of the issued and outstanding common shares of the Company (or 10,200,000 common shares and 64.0% of the Company's then outstanding common shares of the Company on a partially diluted basis, assuming exercise of Emprise LP2017's share purchase warrants). Neither the Company nor, to the knowledge of the Company after reasonable inquiry, Emprise LP2017, have knowledge of any material information concerning the Company or its securities which has not been generally disclosed.

The Company has been advised that Emprise LP2017 has acquired these securities for investment purposes and has no present intention to acquire further securities of the Company, although it may in the future acquire or dispose of securities of the Company, through the market, privately or otherwise, as circumstances or market conditions warrant.

To obtain a copy of the early warning report filed under applicable Canadian provincial securities legislation, please go to the Company's profile on SEDAR.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations:

Not applicable

7.	Omitted Information:

Not applicable

8.	Executive Officer Knowledgeable of Material Change:

Scott Ackerman, Chief Executive Officer

Austpro Energy Corporation

(778) 331-8505

9.	Date of Report:

October 29, 2020